EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2017 Financial Results; Provides First Quarter 2018 Guidance

Company Meets Q4 2017 Revenue, Gross Margin, GAAP and Non-GAAP EPS Guidance

Provides Q1 2018 Guidance Revenue to Decrease 9% to 14% Sequentially, Gross Margin to be around 22% and GAAP Loss per ADS to be 2.0 to 3.0 Cents

Company Increased Phase I CAPEX to Meet SLiM Shipment Demand from Android OEMs’ 3D Sensing Smartphone Launches in 1H18 and Acceleration in 2H18

  Q4 revenue declined 8.1% sequentially to $181.1M, in line with the Company’s guidance
  Product sales: large driver ICs, 32.3% of revenue, up 6.3% QoQ; small and medium-sized driver ICs, 44.9% of revenue, down 6.8% QoQ; non-driver IC products, 22.8% of revenue, down 1% QoQ excluding  certain one-off customer reimbursement related to the  AR goggles business in Q3 2017
  Q4 gross margin was 24.6%, decreasing 90 bps sequentially and increased 550 bps from Q4 2016
  Q4 GAAP net income was $23.5M, or 13.7 cents per diluted ADS, up from 2.1 cents per diluted ADS in Q3 2017.  Non-GAAP net income was $23.8M, or 13.8 cents per diluted ADS, up from 5.2 cents per diluted ADS in Q3 2017
  FY 2017 revenues decreased 14.7% year-over-year and gross margin came in at 24.4%. FY 2017 GAAP net income was 16.2 cents per diluted ADS
  Company expects significant revenue and profit growth in 2018

WLO and 3D Sensing Total Solution

  WLO shipment to an anchor customer accelerated sequentially in Q4 2017. Company expects strong demands in 2H18
  Qualcomm and Himax 3D sensing solution is the highest quality and the only 3D sensing total solution for the Android Smartphone ecosystem to support 3D face recognition for secure online payment with a proprietary glass broken detection mechanism which is critical to eye safety. Sees solid design-win pipeline, expects mass production and shipment ready in Q1 2018 as planned
  Expects multiple top tier Android smartphone OEMs to launch premium and high-end models with QCOM/HIMX 3D sensing total solution starting the 1H18
  Developing advanced stereoscopic 3D sensing total solutions with some of the most prominent ecosystem partners to bring face recognition and 3D features to the high volume Android mass market smartphones. Expects mass production and shipment ready by Q4 2018 to meet customers’ launch timetable
  Increased Phase I capex to $105M from the original $80M to meet SLiM shipment demand from Android OEMs’ 3D sensing smartphone launches in 1H18 and acceleration in 2H18
  To fulfill strong demand, Himax will launch Phase II capex for additional capacity this year
  Expects 3D sensing total solutions to be the major contributor to both revenue and profit starting 2H18 and the biggest long term growth engine for Himax

TAINAN, Taiwan, Feb. 13, 2018 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year ended December 31, 2017.

“The Company’s 2017 fourth quarter revenues, gross margin, GAAP and non-GAAP earnings per diluted ADS all met the guidance. Despite the decline in the first half of 2017, Himax’s driver ICs segment experienced a strong recovery in the second half from the first half, and WLO business in the non-driver segments hit inflection in the third quarter when the Company began mass shipment to an anchor customer.  Looking into 2018, the Company’s growth will come from China panel makers’ increase in capacity for large panel segment, in-cell TDDI for smartphone, driver ICs for automotive applications, and increasing WLO revenue as well as commencement of 3D sensing total solution shipment. We believe 3D sensing will be our biggest long term growth engine and, for 2018, a major contributor to both revenue and profits, consequently creating a more favorable product mix for Himax starting the second half of 2018. We expect significant revenue and profit growth this year,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Himax jointly with Qualcomm announced SLiM™, our structure light based 3D sensing total solution, will target Android based smartphone last August. The solution brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics and NIR sensors as well as unique know-how in 3D sensing system integration. It represents a very high barrier of entry for any potential competition and a much higher ASP and profit margin for us. The Qualcomm/Himax 3D sensing solution is by far the highest quality 3D sensing total solution available for the Android market right now. It has the industry’s best performance in all of dimension, 3D depth accuracy, indoor/outdoor sensitivity and power consumption. It passes the toughest eye safety standards with a proprietary glass broken detection mechanism to safeguard the user from any potential harm.  Furthermore, our SLiM™ is the only solution to offer face recognition for secure online payment, a must-have feature for high end smartphones. Himax is working with multiple tier-1 smartphone makers, expecting to launch 3D sensing on their premium smartphones starting the first half of 2018. SLiM™ solution will be ready for mass production and shipment by the end of the first quarter 2018 with an initial capacity of 2 million units per month. Given that SLiM™ is a highly integrated solution with ASPs much higher than those of individual components, by the time we start making shipment, it will be a major growth contributor to our top and bottom lines,” added Mr. Wu.

Mr. Wu continued, “In an attempt to accelerate the adoption of 3D sensing for Android phones, in addition to SLiM™, Himax is also working on stereoscopic type 3D sensing as a lower cost alternative. Unlike SLiM™ which utilizes structure light to generate 3D, stereoscopic type uses two cameras to replicate 3D vision in nature, augmented by coded light for image depth enhancement. Both types of solutions offered by Himax operate on active NIR light source with NIR sensors, thus working well under extreme brightness or total darkness. For 3D sensing purposes, structure light approach offers better depth precision than stereoscopic type but the cost is also higher. By introducing stereoscopic 3D sensing, Himax aims to bring down the cost of 3D sensing so that it can be afforded by mass market smartphone models. We are pleased to report that development of stereoscopic 3D sensing total solution for face recognition and 3D features has been under way. We plan to be mass production and shipment ready by the fourth quarter 2018 to meet customers’ launch timetable. Similar to our experience in SLiM™, we are working with some of the most prominent ecosystem partners in developing our stereoscopic 3D total solution. We are very excited that this new development will enable us to expand our 3D total solution portfolio to the high volume smartphone market in addition to the premium to high-end models. While lower cost compared to structure light, stereoscopic 3D will still represent a much higher ASP and better gross margin potential for us.”

“To fulfill strong demands from the WLO anchor customer and 3D sensing total solution Android smartphone OEMs, we increased Phase I capex by $25 million from $80 million to $105 million primarily for enhanced manufacturing automation to achieve higher product yields and better production efficiency to meet SLiM™ shipment demand from Android OEMs’ 3D sensing smartphone launches in 1H18 and acceleration in 2H18.  We believe a Phase II capex will soon be required for additional capacity. We are still gathering customers’ input and finalizing technical details and will formally announce the Phase II expansion as soon as the plan is finalized,” further said Mr. Wu.

Fourth Quarter 2017 Financial Results

The fourth quarter revenues of $181.1 million represented a decrease of 8.1% sequentially and a decrease of 11.0% year-over-year. Gross margin was 24.6%, down 0.9% sequentially. GAAP earnings per diluted ADS were 13.7 cents, compared to the guidance range of 13.0 to 15.0 cents. Non-GAAP earnings per diluted ADS were 13.8 cents, compared to the guidance range of 13.2 to 15.2 cents.

Revenue from large display drivers was $58.4 million, up 6.3% sequentially but down 13.7% year-over-year. Large panel driver ICs accounted for 32.3% of its total revenues for the fourth quarter, compared to 27.9% in the third quarter of 2017 and 33.3% a year ago. Large panel driver business grew mid-single-digit sequentially, in line with guidance, driven by ramping of new LCD fabs in China and strong TV demand ahead of the Chinese New Year holidays. The year-over-year decline was caused by phase-out of certain customers’ old models and the misses in certain customers’ new design-in projects as Himax reported in previous earnings calls. The Company has overcome the engineering hiccup and business has started to be back on track since the third quarter. Himax is pleased with its current engineering collaboration and 4K TV design-in activities in the pipeline. Such activities will lead to further rebound in future sales.

Revenue for small and medium-sized display drivers came in at $81.3 million, down 6.8% sequentially and down 18.5% year-over-year. The product segment accounted for 44.9% of total sales for the fourth quarter, as compared to 44.2% in the third quarter of 2017 and 49.0% a year ago. As opposed to original guidance of flattish sequential growth, Himax’s small and medium-sized panel driver business declined mid-single digit because of lower-than-expected smartphone driver IC sales. Sales into smartphones were down 11.5% sequentially and declined more than 35% year-over-year. The less than satisfactory result in the fourth quarter was caused mainly by weak sentiment in the China market as new products failed to attract consumers and therefore OEMs turned cautious in building inventory. In addition, the Company’s sales were affected by the shrinking addressable market for pure TFT-LCD driver ICs, a significant portion of which is being replaced by TDDI and AMOLED technologies as Himax indicated in previous earnings calls. The good news is that its TDDI solutions have started shipping in the fourth quarter.

Small and medium-sized driver IC revenue for automotive application went up more than 10% sequentially and more than 25% year-over-year. The quarterly revenue now reached close to $25 million, a historical high and accounting for over 15% of the total driver IC revenue. Driver IC sales for tablets were down 17.2% sequentially and declining 24.7% year-over-year due to weak overall market demand in this product segment.

Revenues from non-driver businesses were $41.4 million, down 24.7% sequentially but up 14.8% versus last year. Non-driver products accounted for 22.8% of total revenues, as compared to 27.9% in the third quarter of 2017 and 17.7% a year ago. The sequential decline was due primarily to certain one-off customer reimbursements related to its AR goggles business in the preceding quarter. Excluding the one-off reimbursements, which totaled $13.3 million, the sequential decrease would have been less than 1% as compared to the original guidance of 10% growth. Lower than expected WLO shipment and NRE income contributed to the sequential sales decline. The year-over-year increase was driven mainly by WLO product shipment to a leading customer and, to a lesser extent, increased sales of timing controllers and CMOS image sensors. The revenue increase was offset by the discontinuation of LCOS and WLO shipments to one of its major AR device customers who decided to end the product’s production as the Company reported before. Himax remains positive on the growth prospect of its WLO and LCOS product lines, judging by the expanding customer list that covers some of the world’s biggest tech names and the busy engineering activities going on with such customers right now.

GAAP gross margin for the fourth quarter was 24.6%, down 90 basis points from 25.5% in the third quarter of 2017 but up 550 basis points from 19.1% for the same period last year. The sequential margin decline was due mainly to certain one-off customer reimbursements in Q3. Excluding the above-mentioned one-off reimbursements in the third quarter, which knocked down $5.7 million in gross profit, Himax’s fourth quarter gross margin would have been an increase of 30 basis points versus the third quarter. The year-over-year increase was due to an additional inventory write-down totaling $12 million in the fourth quarter 2016. Excluding the additional inventory write-down, the gross margin for the fourth quarter of 2016 would have been 25.0%.

GAAP operating expenses were $40.5 million in the fourth quarter, down 13.9% from the preceding quarter but up 26.2% from a year ago. The significant year-over-year increase was primarily the result of rising R&D expenses in the areas of 3D sensing, WLO, TDDI, and high-end TV as well as the annual merit increase. In addition, NT dollar appreciation against the US dollar caused Himax’s salary expense to increase around $1.0 million as the Company pays the bulk of its employee salaries in NT dollars. The sequential expense decrease was primarily the result of the difference in RSU charge. In accordance with its protocol, Himax grants annual RSUs to its staff at the end of September each year, which, given all other things equal, leads to higher third quarter GAAP operating expenses compared to the other quarters of the year. The fourth quarter RSU expense was only $0.1 million while it was $6.5 million in the third quarter. Excluding the RSU expense, operating expenses decreased 0.4% from the third quarter and increased 26.7% year-over-year.

GAAP operating margin for the fourth quarter was 2.3%, down from 3.4% for the same period last year and up from 1.7% in the previous quarter. The GAAP operating income increased 21.3% sequentially and decreased 39.9% year-over-year. The sequential increase was primarily a result of lower RSU expense, offset by the one-time reimbursement from its AR customer in the third quarter. The year-over-year decline was, however, a result of higher operating expenses and lower sales, offset by the one-time inventory write-down in the previous year.

Fourth quarter non-GAAP operating income  was $4.5 million, or 2.5% of sales, down from 3.6% for the same period last year and down from 5.2% a quarter ago. The non-GAAP operating income decreased 55.9% sequentially and 38.7% from the same quarter in 2016.

GAAP net income for the fourth quarter was $23.5 million, or 13.7 cents per diluted ADS, compared to $3.7 million, or 2.1 cents per diluted ADS, in the previous quarter and $4.4 million, or 2.6 cents per diluted ADS, a year ago. The increase was mainly the result of an investment gain of $20.7 million in the fourth quarter as we disposed of a direct investment in September. The transaction was already closed in Q4. Excluding this one-time gain, GAAP net income for the fourth quarter was $2.8 million, or 1.6 cents per diluted ADS, a decrease of 36.6% year-over-year and 23.6% from the previous quarter. The sequential decline was caused by the non-recurrence of the one-time reimbursement from its customer in the third quarter as discussed earlier.

Fourth quarter non-GAAP net income was $23.8 million, or 13.8 cents per diluted ADS, compared to $9.0 million, or 5.2 cents per diluted ADS, in the previous quarter and $4.8 million, or 2.8 cents per diluted ADS, a year ago. Again, the increase was mainly due to the investment gain of $20.7 million in the quarter.

Full Year 2017 Financial Results

The 2017 full year revenues totaled $685.2 million in 2017, representing a 14.7% decrease over 2016.

Revenues from large panel display drivers decreased 17.6% year-over-year, representing 32.8% of its total revenues, as compared to 34.0% in 2016. Large panel driver sales totaled $224.8 million for the year. The year-over-year decline was mainly due to phase-out of certain customers’ old models and certain misses of new design-in activities at the end of the fourth quarter 2016 and the first quarter of 2017 as reported earlier.

Small and medium-sized driver sales decreased 17.3% year-over-year, representing 44.5% of its total revenues, as compared to 46.0% in 2016. Sales into the smartphone segment declined due to overall market weakness, largely caused by the increasing adoption of TDDI solutions where we had a relatively slow start. Automotive driver IC sales registered the strongest growth in our display driver business to increase over 25% year-over-year.

Non-driver products decreased 3.6% year-over-year, representing 22.7% of its total sales, as compared to 20.0% a year ago. This decline was primarily due to discontinuation of LCOS and WLO shipments to a major AR customer. Additionally, discrete touch controller is being quickly replaced by TDDI and mobile booster sales also shrank. Himax would like to highlight that its WLO business hit inflection in the middle of the year when it began mass shipment to an anchor customer.

Gross margin in 2017 was 24.4%, a 20 basis-point increase from 24.2% in 2016.

GAAP operating expenses were $158.9 million, up $23.8 million or 17.6% compared to last year. The increase was primarily the result of rising R&D expenses in the areas of 3D sensing, WLO, TDDI, and high-end TV as well as the annual merit increases and additional headcount. In addition, NT dollar appreciation against the US dollar caused the Company’s salary expense to increase around $3.7 million.

2017 GAAP operating income of $8.2 million represented an 86.2% decrease versus 2016 for lower sales and higher operating expenses.

GAAP net income for the year was $28.0 million, or 16.2 cents per diluted ADS, a decline of 45.1% from last year. The decrease in GAAP net income was a combination of lower revenue and higher operating expenses, offset by an investment gain of $20.7 million and lower income taxes.

Non-GAAP net income for 2017 was $34.3 million, or 19.9 cents per diluted ADS, down 42.7% year-over-year

Balance Sheet and Cash Flow

Himax had $148.9 million of cash, cash equivalents and marketable securities as of the end of December 2017, compared to $194.6 million at the same time last year and $151.6 million a quarter ago. In addition to the cash position, restricted cash was $147.0 million at the end of the quarter, little changed from $147.2 million in the preceding quarter and up from $138.2 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and operate as a debt-free company.

Himax’s year-end inventories were $135.2 million, up from $130.1 million a quarter ago but down from $149.7 million at the same time last year. Accounts receivable at the end of December 2017 were $187.6 million as compared to $191.0 million a year ago and $181.7 million last quarter. DSO was 100 days, as compared to 87 days a year ago and 98 days at end of the last quarter.

Net cash inflow from operating activities for the fourth quarter was $8.3 million as compared to an inflow of $47.2 million for the same period last year and an inflow of $16.9 million last quarter. Cash inflow from operations in 2017 was $29.4 million as compared to $84.7 million in 2016. The decrease in operating cash flow is mainly due to lower net profit.

Capital expenditures were on track with the plan at $15.7 million in the fourth quarter of 2017, versus $2.2 million a year ago and $10.2 million last quarter. The fourth quarter capex consisted mainly of ongoing payments for the new building’s construction, WLO capacity expansion for certain anchor customer, and another WLO capacity expansion and installation of active alignment capacity to support its 3D sensing business. Total capital expenditure for the year was $39.8M versus $7.9M a year ago.

Share Buyback Update

As of December 31, 2017, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.5 million

2018 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Ophelia Lin, internal IR Deputy Director, Mr. Ken Liu, internal IR, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Himax delivered much improved results in the second half versus the first half last year. Looking into 2018, the Company’s major growth engines will be, for large panel segment, China panel makers’ increase in capacity, for small panel segment, in-cell TDDI for smartphone and driver ICs for automotive applications, and last but not the least for non-driver areas, increasing WLO revenue, and commencement of 3D sensing total solution shipment. 3D sensing will be Himax’s biggest long term growth engine and, for this year, a major contributor to both revenues and profit, consequently creating a more favorable product mix for Himax starting the second half of the year.

Display Driver IC Market
Large display driver IC business experienced a strong growth momentum in the second half of 2017 as 4K TV penetration was still on the rise globally and China continued to ramp brand new advanced generation LCD fabs. In fact, BOE has just launched the world’s first Gen 10.5 fab a few weeks ago, while CEC-CHOT’s Gen 8.6 fab and CEC-Panda’s Gen 8.6+ fab will also go into operation this year. Being a market leader in large display driver IC business, Himax will benefit from such capacity expansion. However, the whole market is currently facing a capacity shortage of 8” foundry where vast majority of large panel driver ICs are fabricated. While the growth of its large panel driver business may be limited by the tight 8” foundry capacity during this year, Himax is starting the early ramp of a newly built 12” fab in China. Adding the 12” fab into the pool of its foundry capacity will greatly alleviate the shortage issue of Himax’s customers. However, the ultimate ramping schedule will depend on how fast the Company’s customers can go through their customer qualification, something all its major customers are working very hard on. For the first quarter, Himax expects a low-single-digit sequential revenue growth for large display driver ICs.

With the 2020 Tokyo Olympics approaching, the ecosystem for super-high-resolution TV is being established, hoping to catch the business opportunity arising from the 8K program broadcast at the event. At this year’s CES, major TV manufacturers have unveiled their 8K TV with Himax solutions inside. Himax will continue working with major panel makers for the development of next generation 8K TVs.

First quarter sales for smartphone are likely to decline by approximately 30% sequentially on product transition, weak market demand and seasonality. Himax has numerous TDDI design-wins for HD+ and FHD+ projects with top-tier names, yet shipment has been hindered by the weak overall smartphone market sentiment. In spite of the short term headwinds, the Company is confident that its TDDI solutions and display driver IC business will accelerate starting the second quarter as smartphone makers begin to replenish inventory for their new product launches in the second half. On the high side, its new generation FHD+ TDDI with COF (chip on film) package is in design-in stage with a number of leading Chinese smartphone brands and panel makers. TDDI with COF package can enable super-slim bezel design for premium smartphone models. Himax expects small volume shipment in the first half with accelerating volume in the second half. Its driver IC business is also expanding into new areas such as smart home assistant segment. Such activities will help future rebound in sales momentum.

On AMOLED product line, the Company has been collaborating closely with leading panel makers across China for product development. Himax believes AMOLED driver ICs will be one of the long-term growth engines for its small panel driver IC business.

As to automotive application, Himax continues to have further design-wins from prior years going into mass production this year. It expects Q1 revenue to grow around 10% sequentially and more than 50% year-over-year. Himax has engaged all of the major automotive panel manufacturers worldwide for long-term partnerships and secured many of their key projects pipelined for the next few years.

Going into the first quarter, due to seasonality and overall weak smartphone market, the Company expects small and medium-sized driver IC revenue to be down around 10% sequentially.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for the Company in the past few years.

3D Sensing Total Solution
Last August Himax jointly with Qualcomm announced SLiM™, its structure light based 3D sensing total solution, will target Android based smartphone. The solution brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics and NIR sensors as well as unique know-how in 3D sensing system integration.

The majority of the key technologies inside the SLiMTM total solution is developed and supplied by Himax itself. These critical technologies include, on the projector end, DOE and collimator utilizing its world leading WLO technology, a tailor-made laser driver IC, and high precision active alignment for the projector assembly; and on the receiver end, a high efficiency near-infrared CMOS image sensor. Last but not least, Himax also developed an ASIC by incorporating Qualcomm’s algorithm for 3D depth map generation. The fact that all of these critical components are developed in-house puts Himax in a unique leading position. It represents a very high barrier of entry for any potential competition and a much higher ASP and profit margin for the Company.

The Qualcomm/Himax solution is by far the highest quality 3D sensing total solution available for the Android market right now. It has the industry’s best performance in all of dimension, 3D depth accuracy, indoor/outdoor sensitivity and power consumption. It passes the toughest eye safety standards with a proprietary glass broken detection mechanism to safeguard the user from any potential harm.  Furthermore, it is the only solution to offer face recognition for secure online payment, a must-have feature for high end smartphones of the future. Himax is working with multiple tier-1 smartphone makers, expecting to launch 3D sensing on their premium smartphones starting the first half of 2018.

Himax’s SLiM™ solution will be ready for mass production and shipment by the end of the first quarter, 2018 with an initial capacity of 2 million units per month. The initial capacity is part of its Phase I expansion of $80M. The Company has already achieved pretty satisfactory production yields in its internal pilot production. Given that SLiM™ is a highly integrated solution with ASPs much higher than those of individual components, by the time Himax starts making shipment, it will be a major growth contributor to Himax’s top and bottom lines.

In an attempt to accelerate the adoption of 3D sensing for Android phones, in addition to SLiM™, Himax is also working on stereoscopic type 3D sensing as a lower cost alternative. Unlike SLiM™ which utilizes structure light to generate 3D, stereoscopic type uses two cameras to replicate 3D vision in nature, augmented by coded light for image depth enhancement. Both types of solutions offered by Himax operate on active NIR light source with high sensitivity NIR sensors, thus working well even under extreme brightness or total darkness. For 3D sensing purposes, structure light approach offers better depth precision than stereoscopic type but the cost is also higher. By introducing stereoscopic 3D sensing, Himax aims to bring down the cost of 3D sensing so that it can be afforded by mass market smartphone models. Himax reports that development of stereoscopic 3D sensing total solution for face recognition and 3D features has been under way. The Company plans to be mass production and shipment ready by the fourth quarter of this year to meet customers’ launch timetable. Similar to its experience in SLiM™, Himax is working with some of the most prominent ecosystem partners in developing its stereoscopic 3D total solution. We are very excited that this new development will enable us to expand our 3D total solution portfolio to the high volume smartphone market in addition to the premium to high-end models. While lower cost compared to structure light, stereoscopic 3D will still represent a much higher ASP and better gross margin potential for the Company.

At this year’s CES, many of Himax’s customers and partners demonstrated 3D sensing applications in IoT, automotive, AR/VR, and robotic related products with Himax SLiM™ inside and received very positive feedback. 3D sensing can have a broad range of applications that go beyond smartphone. Himax is very excited about the growth prospects it represents and believes 3D sensing will be its biggest long term growth engine.

WLO
Himax reported that it has started mass shipment of a highly customized WLO product to an anchor customer during the third quarter. The production has been going well as Himax delivers consistent product quality, production ramp and high yields. Shipment volume to the customer for the fourth quarter accelerated sequentially. However, lower volume in the first quarter of 2018 is expected as per the customer’s demand forecast. The much reduced shipment will negatively impact the Company’s Q1 gross margin as lower utilization will lead to much higher equipment depreciation and factory overhead on a per unit basis. Despite the short term order adjustment, Himax expects strong rebound in the second half and is more optimistic than ever about the partnership and growth opportunities it has with the customer. The R&D projects with the said customer for their future generation products centers around Himax’s exceptional design know-how and mass production expertise in WLO technology for optical devices.

Himax recently announced an acquisition of certain advanced nano 3D masters manufacturing assets and related intellectual property and business. The advanced nano 3D manufacturing masters are primarily used in imprinting or stamping replication process to fabricate devices such as DOE, diffuser, collimator lens and micro lens array. This acquisition demonstrates the Company’s commitment and confidence in the long-term growth prospects for its WLO and 3D sensing businesses.

New Building
Construction of the new building is one of the major capex projects of 2017. Himax reports the construction has been completed on schedule. The new building, located near its current headquarters, will house additional 8” glass WLO capacity and the new active alignment equipment needed for its SLiM™ 3D sensing solutions. It will also provide extra office space. Himax has started moving in equipment in the past few weeks.

Phase I Capex Update

Himax announced a capex plan of $80M (Phase I capital expansion) during 2017 which is on top of its regular capex - an unprecedented move in the Company’s history given its fabless nature. Phase I capital expansion includes the construction of a new building, an increase of its WLO capacity for an anchor customer and an initial monthly capacity of 2 million units for its SLiMTM solution. Himax is now increasing the Phase I budget from $80 million to $105 million to meet SLiM™ shipment demand from Android OEMs’ 3D sensing smartphone launches in 1H18 and acceleration in 2H18. The addition of $25 million is primarily for enhanced manufacturing automation and CIM infrastructure to achieve higher product yields and better production efficiency, an extra land of 1 hectare and more clean room and office space for future expansion. The Phase I is being executed as scheduled. Of the $105 million budget, $33 million has been paid out in 2017 with the remaining $72 million to be paid in 2018.

To fulfill strong demands from the existing WLO and 3D sensing total solution customers, Himax believes a Phase II capex will soon be required for additional capacity. The Phase II capacity will still be located in the same new building, using some of the clean rooms and office spaces built during the Phase I. In fact, the new building has sufficient room to house capacity much in excess of the Phase I and II combined. Himax is still gathering customers’ input and finalizing technical details and will formally announce the Phase II expansion as soon as the plan is finalized.

The capex budget for both phases of expansion will be funded through Himax’s internal resources and banking facilities, if so needed.

CMOS Image Sensor
Himax continues to make great progress with its two machine vision sensor product lines, namely, near infrared (“NIR”) sensor and Always-on-Sensor (“AoSTM”). HImax’s NIR sensor is a critical part in its SLiMTM total solution. Himax’s NIR sensors’ overall performance, measured primarily by way of quantum efficiency, is far ahead of those of its peers for 3D sensing. The Company currently offers low noise HD, or 1 megapixel, and 5.5 megapixel NIR sensors and are planning to add more to further enrich its product portfolio. The Company is also developing the next generation NIR sensors with quantum efficiency further elevated to the next level.

On the AoS product line, Himax announced the launch of the WiseEyeTM IoT sensors together with Emza and DSP Group, both Isreal-based, in early January. It is the industry’s first ultra-low power, always-on, fully trainable, AI-based machine-vision intelligent visual sensor, adding human presence awareness for consumer appliances and industrial IoT applications. Emza demonstrated the WiseEyeTM IoT sensors at this year's CES and successfully generated high interest from key market players, including smart buildings and security OEMs and makers of home assistants and home appliances. The Company expects to kick off some joint product development projects with heavy weight industry leaders in the second half of the year. Himax owns 45.1% equity in Emza with an option to acquire the remaining 54.9% and all outstanding options.

For the traditional human vision segments, the Company sees strong demands in laptops and increasing shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax’s main focus areas are AR goggle devices and head-up-displays (HUD) for automotives and motorcycles. While AR will take a few years to fully realize its market potential, the wealth of announcements at CES 2018 say a lot about the industry's current momentum. Many companies, be the top name multinationals or new start-ups, are investing heavily to develop the ecosystem -- applications, software, operating system, system electronics, and optics. With all these investments, Himax believes the AR goggle market will be back in an accelerating mode again. In addition to AR goggle applications, Himax is pleased to report that the Company continues to make great progress in developing high-end head-up display for automotives. Himax and its partners together have secured a few design wins with certain big names. Timing and major revenue contribution would be 2019 the earliest. Himax’s technology leadership in this space has little competition. LCOS represents a significant long term growth opportunity for the Company.

For non-driver IC business, the Company expects sequential revenue decline of around 20% in the first quarter. However, it will still be an increase of close to mid-teens from the same period last year.

First Quarter 2018 Guidance
The Company is providing the following financial guidance for the first quarter of 2018:

Net Revenue:	To decrease 9% to 14% sequentially, representing a low to mid-single-digit year-over-year growth
Gross Margin:	To be around 22% sequentially, depending on final product mix
GAAP EPS:	-2.0 to -3.0 cents per diluted ADS

Beginning January 1, 2018, Himax adopted International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB") to prepare its consolidated financial statements. The Company doesn’t expect the transition from US GAAP to IFRS to have any significant impact on its financial results.

The first quarter is traditionally the bottom of the year in terms of sales because it has fewer working days due to Chinese Lunar New Year. Himax sees weak seasonality and soft smartphone market demand, which will lead to sequential revenue decline in the first quarter. However, the revenue of all three major product categories will increase from the same period last year. Himax also expects its gross margin to be under pressure in the first quarter caused by anticipated WLO shipment reduction as per the customer’s demand forecast. Nevertheless, Himax believes shipment of TDDI ICs and WLO will accelerate in the second half 2018. It also expects significant business growth in the Company’s 3D sensing business to contribute to both top and bottom lines as early as the second half of 2018.

HIMAX TECHNOLOGIES FOURTH QUARTER 2017 EARNINGS CONFERENCE CALL

DATE:	Tuesday, February 13th, 2018
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	7194699
WEBCAST:	https://edge.media-server.com/m6/p/7grrcyuo

A replay of the call will be available beginning two hours after the call through 10:59 a.m. US EST on February 20th, 2018 (11:59 p.m. Taiwan time, February 20th, 2018) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 7194699. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 13, 2019.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,150 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 3,032 patents granted and 424 patents pending approval worldwide as of December 31st, 2017. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2016 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
www.himax.com.tw

Ken Liu, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22513
Fax: +886-2-2314-0877
Email: ken_liu@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2017	2016	2017

Revenues	$181,081	$203,443	$197,146

Costs and expenses:
Cost of revenues	136,499	164,517	146,778
Research and development	29,516	21,826	34,989
General and administrative	5,413	4,950	6,016
Sales and marketing	5,532	5,289	5,967
Total costs and expenses	176,960	196,582	193,750

Operating income	4,121	6,861	3,396

Non operating income (loss):
Interest income	554	399	509
Gains on sale of securities, net	23,064	5	55
Equity in income (losses) of equity method investees	(483)	(712)	114
Foreign currency exchange gains (losses), net	(277)	686	(180)
Interest expense	(170)	(131)	(145)
Other income, net	10	2	2
	22,698	249	355
Earnings before income taxes	26,819	7,110	3,751
Income tax expense	3,957	3,609	621
Net income	22,862	3,501	3,130
Net loss attributable to noncontrolling interests	687	938	554
Net income attributable to Himax Technologies, Inc. stockholders	$23,549	$4,439	$3,684

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.137	$0.026	$0.021
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.137	$0.026	$0.021

Basic Weighted Average Outstanding ADS	172,499	172,399	172,401
Diluted Weighted Average Outstanding ADS	172,518	172,415	172,448

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2017	2016

Revenues	$685,167	$802,917

Costs and expenses:
Cost of revenues	518,142	608,605
Research and development	117,757	95,820
General and administrative	20,614	20,119
Sales and marketing	20,504	19,138
Total costs and expenses	677,017	743,682

Operating income	8,150	59,235

Non operating income (loss):
Interest income	2,225	1,221
Dividend income	0	700
Gains on sale of securities, net	23,226	10
Equity in losses of equity method investees	(1,200)	(1,277)
Foreign currency exchange gains (losses), net	(1,517)	167
Interest expense	(565)	(633)
Other income (losses), net	19	(5)
	22,188	183
Earnings before income taxes	30,338	59,418
Income tax expense	4,520	10,671
Net income	25,818	48,747
Net loss attributable to noncontrolling interests	2,149	2,165
Net income attributable to Himax Technologies, Inc. stockholders	$27,967	$50,912

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.162	$0.295
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.162	$0.295

Basic Weighted Average Outstanding ADS	172,425	172,327
Diluted Weighted Average Outstanding ADS	172,452	172,362

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2017	2016	2017
Share-based compensation
Cost of revenues	$24	$25	$130
Research and development	87	137	4,873
General and administrative	14	68	713
Sales and marketing	18	24	877
Income tax benefit	(16)	(42)	(1,439)
Total	$127	$212	$5,154

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$247	$247	$246
Income tax benefit	(99)	(99)	(99)
Total	$148	$148	$147

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2017	2016
Share-based compensation
Cost of revenues	$204	$224
Research and development	5,234	7,586
General and administrative	865	1,210
Sales and marketing	942	1,389
Income tax benefit	(1,540)	(2,164)
Total	$5,705	$8,245

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$985	$985
Income tax benefit	(395)	(395)
Total	$590	$590

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	December 31, 2017	September 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$138,023	$141,482	$184,452
Investments in marketable securities available-for-sale	10,879	10,124	10,157
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	187,571	181,731	190,998
Inventories	135,200	130,112	149,748
Deferred income taxes	-	-	5,065
Restricted cash, cash equivalents and marketable securities	147,000	147,202	138,200
Other receivables from related parties	3,250	4,150	7,150
Prepaid expenses and other current assets	39,495	18,487	17,195
Total current assets	661,418	633,288	702,965
Investment in non-marketable equity securities	3,122	12,110	12,242
Equity method investments	10,739	4,231	2,362
Property, plant and equipment, net	86,673	69,518	48,172
Deferred income taxes	7,688	6,841	1,050
Goodwill	28,138	28,138	28,138
Other intangible assets, net	2,179	2,427	3,170
Restricted marketable securities	470	463	124
Other assets	1,628	1,492	1,411
	140,637	125,220	96,669
Total assets	$802,055	$758,508	$799,634
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$147,000	$147,000	$138,000
Accounts payable	139,933	125,553	142,269
Accounts payable to related party	-	-	576
Income taxes payable	6,798	8,633	14,155
Deferred income taxes	-	-	25
Other payable to related party	2,200	1,350	-
Other accrued expenses and other current liabilities	41,268	37,675	29,721
Total current liabilities	337,199	320,211	324,746
Other liabilities	6,287	3,145	3,081
Total liabilities	343,486	323,356	327,827

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,207,492 shares, 344,207,492 shares and 344,007,418 shares outstanding at December 31, 2017, September 30, 2017 and December 31, 2016, respectively	107,010	107,010	107,010
Additional paid-in capital	107,400	107,140	106,350
Treasury shares, at cost, 12,491,990 shares, 12,491,990 shares and 12,692,064 shares at December 31, 2017, September 30, 2017 and December 31, 2016, respectively	(8,878)	(8,878)	(9,020)
Accumulated other comprehensive loss	(1,430)	(1,748)	(2,467)
Unappropriated retained earnings	252,546	228,997	265,860
Himax Technologies, Inc. stockholders’ equity	456,648	432,521	467,733
Noncontrolling interests	(1,735)	(1,025)	418
Total equity	454,913	431,496	468,151
Total liabilities, redeemable noncontrolling interest and equity	$802,055	$758,508	$799,634

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Three Months Ended September 30,
	2017	2016	2017

Cash flows from operating activities:
Net income	$22,862	$3,501	$3,130
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,098	3,448	4,672
Bad debt expense	155	620	---
Share-based compensation expenses	143	254	446
Loss (gain) on disposals of property and equipment	(1)	28	3
Gain on disposal of investment in non-marketable equity securities	(23,038)	---	---
Gain on disposals of marketable securities, net	(26)	(5)	(55)
Equity in losses (income) of equity method investees	483	712	(114)
Deferred income tax benefit	(838)	(1,494)	(223)
Inventories write downs	3,418	14,793	3,346
Changes in:
Accounts receivable	(6,138)	16,615	(23,691)
Inventories	(8,506)	4,841	14,222
Prepaid expenses and other current assets	6,498	4,739	(6,154)
Accounts payable	14,380	459	11,883
Accounts payable to related party	---	576	---
Income taxes payable	(1,873)	(215)	855
Other payable to related party	850	---	1,350
Other accrued expenses and other current liabilities	(4,546)	(1,690)	7,206
Other liabilities	(625)	33	(4)
Net cash provided by operating activities	8,296	47,215	16,872

Cash flows from investing activities:
Purchases of property, plant and equipment	(15,712)	(2,159)	(10,178)
Proceeds from disposal of property and equipment	87	---	---
Purchases of available-for-sale marketable securities	(5,690)	(6,977)	(20,325)
Proceeds from disposals of available-for-sale marketable securities	5,088	8,956	19,014
Proceeds from capital reduction of investment	---	137	132
Purchase of equity method investment	(6,945)	---	---
Proceeds from disposal of investment in non-marketable equity securities	10,000	---	---
Proceeds from (repayments of) refundable deposits, net	(82)	56	(12)
Releases (pledges) of restricted marketable securities	195	(197)	(4)
Cash paid for loan made to related parties	(1,750)	(3,150)	(1,500)
Cash received from loan made to related party	2,650	---	1,500
Net cash used in investing activities	(12,159)	(3,334)	(11,373)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended December 31,				Three Months Ended September 30,
		2017		2016		2017
Cash flows from financing activities:
Payments of cash dividends	$	---	$	---		$(41,281)
Proceeds from issuance of new shares by subsidiary		105		---		---
Purchases of subsidiaries shares from noncontrolling interests		---		(85)		(41)
Pledges of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)		---		---		(40,000)
Proceeds from short-term debt		27,000		31,000		70,000
Repayments of short-term debt		(27,000)		(31,000)		(30,000)
Net cash provided by (used in) financing activities		105		(85)		(41,322)
Effect of foreign currency exchange rate changes on cash and cash equivalents		299		(149)		99
Net increase (decrease) in cash and cash equivalents		(3,459)		43,647		(35,724)
Cash and cash equivalents at beginning of period		141,482		140,805		177,206
Cash and cash equivalents at end of period		$138,023		$184,452		$141,482

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$170		$131		$145
Income taxes		$273		$314		$6,371

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment		$22,072		$1,595		$16,118
Decrease (increase) in payable for purchases of equipment and asset retirement obligations		(6,360)		564		(5,940)
Cash paid		$15,712		$2,159		$10,178

Proceeds from disposal of investment in non-marketable equity securities		$32,000	$	---	$	---
Increase in other current assets for disposal of investment in non-marketable equity securities		(22,000)		---		---
Cash received		$10,000	$	---	$	---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2017	2016

Cash flows from operating activities:
Net income	$25,818	$48,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,680	13,756
Bad debt expense	155	620
Share-based compensation expenses	1,098	1,186
Loss (gain) on disposals of property and equipment	(26)	26
Gain on disposal of investment in non-marketable equity securities	(23,038)	---
ain on disposals of marketable securities, net	(188)	(10)
Equity in losses of equity method investees	1,200	1,277
Deferred income tax benefit	(1,601)	(1,978)
Inventories write downs	12,298	23,342
Changes in:
Accounts receivable	(1,998)	(14,602)
Inventories	2,250	(1,716)
Prepaid expenses and other current assets	862	(647)
Accounts payable	(2,336)	17,846
Accounts payable to related party	(576)	576
Income taxes payable	(7,390)	1,389
Other payable to related party	2,200	---
Other accrued expenses and other current liabilities	4,678	(5,164)
Other liabilities	(693)	24
Net cash provided by operating activities	29,393	84,672

Cash flows from investing activities:
Purchases of property, plant and equipment	(39,818)	(7,902)
Proceeds from disposals of property and equipment	115	9
Purchases of available-for-sale marketable securities	(47,095)	(30,248)
Proceeds from disposals of available-for-sale marketable securities	47,119	38,532
Purchases of investment securities	---	(1,600)
Proceeds from capital reduction of investment	132	568
Purchase of equity method investment	(9,175)	(37)
Proceeds from disposal of investment in non-marketable equity securities	10,000	---
Proceeds from (repayments of) refundable deposits, net	(120)	461
Releases (pledges) of restricted marketable securities	(146)	240
Cash paid for loan made to related parties	(3,250)	(7,150)
Cash received from loan made to related party	7,150	---
Net cash used in investing activities	(35,088)	(7,127)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2017		2016
Cash flows from financing activities:
Payments of cash dividends	$(41,281)		$(22,348)
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	4		9
Purchases of subsidiaries shares from noncontrolling interests	(42)		(376)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(9,000)		42,000
Proceeds from issuance of new shares by subsidiary	105		---
Proceeds from short-term debt	151,161		230,000
Repayments of short-term debt	(142,161)		(272,000)
Net cash used in financing activities	(41,214)		(22,715)
Effect of foreign currency exchange rate changes on cash and cash equivalents	480		(207)
Net increase (decrease) in cash and cash equivalents	(46,429)		54,623
Cash and cash equivalents at beginning of period	184,452		129,829
Cash and cash equivalents at end of period	$138,023		$184,452

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$565		$637
Income taxes	$14,683		$11,534

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$54,215		$6,570
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	(14,397)		1,332
Cash paid	$39,818		$7,902

Proceeds from disposal of investment in non-marketable equity securities	$32,000	$	---
Increase in other current assets for disposal of investment in non-marketable equity securities	(22,000)		---
Cash received	$10,000	$	---

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2017	2016	2017
Revenues	$181,081	$203,443	$197,146
Gross profit	44,582	38,926	50,368
Add: Share-based compensation – cost of revenues	24	25	130
Gross profit excluding share-based compensation	44,606	38,951	50,498
Gross margin excluding share-based compensation	24.6%	19.1%	25.6%
Operating income	4,121	6,861	3,396
Add: Share-based compensation	143	254	6,593
Operating income excluding share-based compensation	4,264	7,115	9,989
Add: Acquisition-related charges –intangible assets amortization	247	247	246
Operating income excluding share-based compensation and acquisition-related charges	4,511	7,362	10,235
Operating margin excluding share-based compensation and acquisition-related charges	2.5%	3.6%	5.2%
Net income attributable to Himax Technologies, Inc. stockholders	23,549	4,439	3,684
Add: Share-based compensation, net of tax	127	212	5,154
Add: Acquisition-related charges, net of tax	148	148	147
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	23,824	4,799	8,985
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	13.2%	2.4%	4.6%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Twelve Months Ended December 31,
	2017	2016
Revenues	$685,167	$802,917
Gross profit	167,025	194,312
Add: Share-based compensation – Cost of revenues	204	224
Gross profit excluding share-based compensation	167,229	194,536
Gross margin excluding share-based compensation	24.4%	24.2%
Operating income	8,150	59,235
Add: Share-based compensation	7,245	10,409
Operating income excluding share-based compensation	15,395	69,644
Add: Acquisition-related charges –Intangible assets amortization	985	985
Operating income excluding share-based compensation and acquisition-related charges	16,380	70,629
Operating margin excluding share-based compensation and acquisition-related charges	2.4%	8.8%
Net income attributable to Himax Technologies, Inc. stockholders	27,967	50,912
Add: Share-based compensation, net of tax	5,705	8,245
Add: Acquisition-related charges, net of tax	590	590
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	34,262	59,747
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	5.0%	7.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2017	2017
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.137	$0.162
Add: Share-based compensation per ADS	$0.001	$0.033
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.138	$0.199

Numbers do not add up due to rounding